UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December 2009

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 26, 2009, which contains the Company's financial results for the three and nine months ended September 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 17, 2009
	By:	/s/ Inger M. Klemp
Inger M. Klemp Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JANUARY – SEPTEMBER 2009

Highlights

•	Frontline reports a net loss attributable to the Company of $5.6 million and a loss per share of $0.07 for the third quarter of 2009.
•	Frontline reports net income attributable to the Company of $98.8 million and earnings per share of $1.27 for the nine months ended September 30, 2009.
•	Frontline announces a cash dividend of $0.15 per share for the third quarter of 2009.
•
Frontline continue to outperform the market and the Company's peers in the third quarter of 2009 with spot earnings for the double hull VLCCs and Suezmax tankers in the Gemini Suezmax pool of $26,800 per day and $14,866 per day, respectively.

•
Losses related to the five Suezmax tankers chartered in from Eiger were $14.6 million in the third quarter and $29 million year to date. Early November 2009, Frontline redelivered two of the vessels and expects to redeliver two vessels in December 2009 and the remaining vessel in the first quarter of 2010.

•	The Board has progressed with a plan to strengthen Frontline's resistance in the case the current weak oil demand will continue to negatively influence tanker earnings.

Third Quarter and Nine Months 2009 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $5.6 million for the third quarter of 2009, equivalent to loss per share of $0.07, compared with net income attributable to the Company of $27.8 million and earnings per share of $0.36 for the preceding quarter. Net operating income in the third quarter was $28.2 million, compared with $62.1 million in the preceding quarter.

The reported loss reflects a weaker spot market. The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $32,100, $15,900 and $42,200, respectively, compared with $38,400, $26,800, and $42,700, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax tankers were $26,800 and $12,800, respectively, in the third quarter of 2009, compared with $38,700 and $24,400, respectively, in the preceding quarter. The Gemini Suezmax pool had spot earnings of $14,866 per day in the third quarter.

Profit share expense of $4.8 million has been recorded in the third quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $8.0 million in the preceding quarter. Ship operating expenses increased by $1.8 million compared with the preceding quarter, primarily as a result of increased dry docking costs as one additional vessel dry docked in the third quarter compared to the second quarter.

Charterhire expenses decreased by $7.4 million in the third quarter compared with the preceding quarter due to the weaker spot market, which has resulted in reduced expenses on floating rate charters and profit share payments on two vessels.

Interest income was $5.6 million in the third quarter, of which $5.2 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $39.8 million in the third quarter of which $10.6 million relates to ITCL.

Frontline announces net income attributable to the Company of $98.8 million for the nine months ended September 30, 2009, equivalent to earnings per share of $1.27. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2009 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $40,200, $26,600 and $43,000, respectively, compared with $81,100, $61,800 and $43,800, respectively, in the nine months ended September 30, 2008. The spot earnings for the Company's double hull VLCCs and Suezmax tankers were $40,700 and $24,900, respectively, in the nine months ended September 30, 2009.

As of September 30, 2009, the Company had total cash and cash equivalents of $584.7 million, which includes $478.9 million of restricted cash. Restricted cash includes $293.8 million relating to deposits in ITCL and $184.3 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In November 2009, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $32,900 and $27,100, respectively.

Fleet Development

In July 2009, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Front Duchess and received a compensation payment of approximately $2.4 million in October.

In November 2009, Frontline did not exercise the purchase options for Front Chief, Front Commander and Front Crown; three 1999-built double hull VLCCs, with long term leases expiring at the end of this year. We have agreed to charter in the three vessels on one year time charters at $29,000 per day.

In November 2009, Frontline entered into an agreement to time charter out the OBO carrier Front Striver for a period of at least five months at a time charter rate of $40,000 per day gross.

Early November 2009, we redelivered two of the five Suezmax tankers chartered in from Eiger. We expect to redeliver two more vessels in December 2009 and the remaining vessel in the first quarter of 2010.

Newbuilding Program status

The total number of vessels in Frontline's newbuilding program, after cancellations and restructuring, is four Suezmax tankers and six VLCCs, which constitutes a contractual cost of $997 million compared with $1,033 million as of June 30, 2009. Out of the total the financial exposure on two VLCC's of $252 million can be limited to the $54 million already paid-in installments. As of September 30, 2009, installments of $364 million have been paid on the newbuildings, compared with $353 million at the end of the second quarter of 2009. The remaining installments to be paid for the newbuildings amount to $435 million or 54 percent of total contractual cost, with expected payments of approximately $91.7 million, $253.9 million and $90 million in 2009, 2010 and, 2011, respectively. In addition we have a pre-delivery financing of $52.5 million, which is due over the next three quarters.

Based on secured committed financing and indications for financing for the two unfinanced VLCCs the net required equity investment in the newbuilding program is reduced to approximately $94 million. The Company should be in position to generate positive cash flow after debt service and payment of newbuilding installments with current charter coverage, if the average spot rates in the period are above approximately $30,000 per day and $25,000 per day for VLCCs and Suezmax tankers, respectively. Under improved market conditions the Company will generate substantial free cash available for dividend.

Corporate

On November 26, 2009, the Board declared a dividend of $0.15 per share. The record date for the dividend is December 8, 2009, ex dividend date is December 4, 2009 and the dividend will be paid on or about December 22, 2009.

77,858,502 ordinary shares were outstanding as of September 30, 2009, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The average market rate for VLCCs from MEG to Japan in the third quarter of 2009 was approximately WS 36 or $15,600 per day. The second quarter returned $20,600 per day at the same WS rate, albeit with an $80/mt lower fuel price. The average rate for Suezmax tankers from WAF to USAC in the third quarter of 2009 was approximately WS 52.5 or $13,700 per day compared to approximately WS 59 or $20,000 per day in the second quarter of 2009.

Bunkers at Fujairah averaged approximately $426/mt in the third quarter compared to $345/mt in the second quarter of 2009, with a high of approximately $459/mt at the end of August and a low of approximately $378/mt in the middle of July. On November 25, 2009 the quoted bunkers price in Fujairah was $460/mt.

The International Energy Agency ("IEA") reported in November 2009 an average OPEC oil production, including Iraq, of 28.8 million barrels per day during the third quarter of the year – an increase of 320.000 barrels per day compared to the second quarter of 2009. At the last OPEC conference on September 10 it was agreed to keep the current production levels unchanged. The next OPEC meeting is scheduled to take place on December 22, 2009.

IEA further estimates that world oil demand averaged 85.1 million barrels per day in the third quarter of 2009, 0.9 million barrels per day more compared to the second quarter of the year. IEA predicts that the average demand for 2009 in total will be 84.8 million barrels per day, a 1.7 percent decline from 2008. Additionally, the IEA estimates that the demand will increase by 1.7 percent in 2010 to 86.2 million barrels per day.

The VLCC fleet totalled 524 vessels at the end of the third quarter with nine deliveries during the quarter. Throughout 2009 it is estimated that 61 deliveries will take place including 48 made so far. The orderbook counted 188 vessels at the end of the third quarter, down from 197 vessels after the second quarter of 2009. A new order for 12 VLCCs was reported during the quarter, however, this has not yet been confirmed. The current orderbook represents approximately 35 percent of the VLCC fleet. During the quarter there were two deletions from the trading fleet with five being sold for demolition and six for conversion purposes. According to Fearnleys, the single hull fleet now stands at 89 vessels.

The Suezmax fleet totalled 381 vessels at the end of the quarter, with 11 deliveries taking place during the quarter. Throughout 2009 it is estimated that 57 deliveries will take place including 38 made so far.  The orderbook counted 127 vessels at the end of the quarter, down from 138 vessels at the end of the second quarter and now represents 32 percent of the total fleet. During the quarter there were two deletions from the trading fleet and according to Fearnleys the single hull fleet stands at 33 vessels at the end of the quarter.

Strategy

Frontline's core strategy is to maintain and expand its position as a world leading operator and charterer of modern, high quality oil tankers. Our principal focus is the safe transportation of crude oil for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities be it through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels and newbuilding contracts and acquisitions.

Even though we are the world leading operator, Frontline maintains a lean organization and use outsourcing extensively. This has resulted in a lower cost basis than our peers.  Frontline has, historically and also this quarter, shown that we tend to outperform our peers on earnings. The concept of lower costs and higher earnings than peers gives Frontline's shareholders a higher underlying yield on assets than in most other companies.

The decision not to exercise the purchase options on the three 1999-built double hull VLCCs was mainly taken based on consideration of the purchase option prices versus market prices.  In addition the Board paid consideration to the large renewal of the fleet which currently takes place, and the wish to reduce the capital commitments and optimize dividend payment.

As of September 30, 2009 the Company had investments in Overseas Shipholding Group, Inc. and ITCL with total market value as of November 25, 2009 of $88 million. The Board continues to monitor these investments with the purpose of maximizing the value of these investments in the long term. The Board will however have an opportunistic approach to these non-core investments.

Our objective is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, market prospects and, capital expenditure program as well as investment opportunities.

Outlook

Average daily rates for modern VLCCs have according to Clarkson been $32,775 so far in the fourth quarter compared to $69,516 for the entire fourth quarter in 2008.

The global economy shows signs of recovery  and the IEA projects a world oil consumption increase of $0.3 million barrels per day in the fourth quarter of 2009 compared to the third quarter of 2009 which means that for the first time since the second quarter of 2008 the global oil demand feature year-on-year growth. Furthermore, IEA projects that world oil consumption in 2010 will show an increase of 1.3 million barrels per day compared to 2009. Crude inventories have lately started to draw but still remains at seasonal highs and the tanker industry still have a record amount of expected tanker deliveries in the next 12 months.

Factors that could somewhat improve these weak fundamentals are delays in delivery schedules at the yards, cancellations of newbuilding orders, the scrapping of single hull vessels due to phase out and the recent news regarding the banning of single hulls at Fujairah and China from January 1, 2010. Furthermore, floating storage is still an attractive option, which is likely to continue to give fundamental support to the trading market. According to industry sources approximately 50 VLCCs were employed for this purpose throughout the third quarter.

Frontline has the ability to adjust the exposure to the market in 2010 and 2011 through our options to redeliver six single hull VLCCs to Ship Finance. Frontline may also choose to extend the charter period for all remaining six single hull VLCCs chartered in from Ship Finance and use them for alternative employment as we did on the ex-Front Lady and ex-Front Highness in April 2009.

The Company's fixed charter coverage is estimated to be 39 percent and 25 percent of the fleet in the fourth quarter of 2009 and in 2010, respectively.

The fleet balance in the tanker market has during the last year been pushed into negative direction by additional supply coming to the market, combined with reduction in OPEC production. As a consequence, the fundamentals are , somewhat weaker than in the last  years.

The fixed charter coverage and low cash cost breakeven rates, however, create a solid platform for Frontline's operations. This platform has now been further strengthened by a reduction of the new building commitments and a process which is likely to lead to a more efficient use of the large cash deposits for vessels on long term leases.

Based on the results achieved so far in the quarter, the Board expects that the Company will return to net profitability in the fourth quarter.

The market balance for 2010 will be pushed in a positive direction by the phase out of approximately 12 percent of the fleet due to single hull restriction, and is likely to be further strengthened by the expected increases in OPEC production volumes and delays / cancellations of newbuilding orders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 26, 2009

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS +47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Jul-Sept	2009 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec
577,263	233,008	Total operating revenues	871,145	1,652,505	2,104,018
-	3,061	Gain on sale of assets	3,061	142,293	142,293
177,054	45,457	Voyage expenses and commission	158,341	450,724	592,188
28,499	4,767	Profit share expense	27,270	95,311	110,962
66,203	52,565	Ship operating expenses	151,972	158,634	213,766
67,879	37,781	Charterhire expenses	134,975	164,144	220,170
8,738	7,135	Administrative expenses	22,406	25,891	35,226
56,293	60,213	Depreciation	177,996	164,957	223,519
404,666	207,918	Total operating expenses	672,960	1,059,661	1,395,831
172,597	28,151	Net operating income	201,246	735,137	850,480
10,765	5,619	Interest income	17,243	31,631	41,204
(43,680)	(39,758)	Interest expense	(120,509)	(138,445)	(183,925)
(43)	(102)	Share of results from associated companies	(367)	(266)	(901)
(696)	238	Foreign currency exchange (loss) gain	(196)	(641)	1,565
(30,653)	1,060	Other non-operating items	3,483	21,194	(7,159)
108,290	(4,792)	Net income (loss) before taxes and noncontrolling interest	100,900	648,610	701,264
-	(60)	Taxes	(106)	(97)	(310)
108,290	(4,852)	Net income (loss)	100,794	648,513	700,954
(444)	(758)	Net income attributable to noncontrolling interest	(2,016)	(1,295)	(2,184)
107,846	(5,610)	Net income (loss) attributable to Frontline Ltd.	98,778	647,218	698,770

$1.39	$(0.07)	Basic earnings (loss) per share ($)	$1.27	$8.53	$9.15

		Income on timecharter basis ($ per day per ship)*
74,700	32,100	VLCC	40,200	81,100	74,500
62,700	15,900	Suezmax	26,600	61,800	55,200
44,100	42,200	Suezmax OBO	43,000	43,800	43,500
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2008 Jul-Sept	2009 Jul-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec (audited)
107,846	(5,610)	Net income (loss) attributable to Frontline Ltd.	98,778	647,218	698,770
(3,585)	4,785	Unrealized (loss) gain from marketable securities	(6,586)	(2,517)	(219)
(678)	349	Foreign currency translation gain (loss)	686	(451)	(1,312)
(4,263)	5,134	Other comprehensive (loss) income	(5,900)	(2,968)	(1,531)
103,583	(476)	Comprehensive income (loss)	92,878	644,250	697,239

		Comprehensive income (loss) attributable to:
103,139	(1,234)	Stockholders of Frontline Ltd.	90,862	642,955	695,055
444	758	Noncontrolling interest	2,016	1,295	2,184
103,583	(476)		92, 878	644,250	697,239

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2009 Sept 30	2008 Sept 30	2008 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	105,774	240,451	190,819
Restricted cash	410,290	375,034	370,078
Other current assets	217,653	274,275	260,465
Long term
Restricted cash	68,590	226,879	184,673
Newbuildings	397,255	413,700	454,227
Vessels and equipment, net	689,016	438,434	438,161
Vessels under capital lease, net	1,889,132	2,152,109	2,100,717
Investment in unconsolidated subsidiaries and associated companies	4,099	5,367	4,467
Other long-term assets	24,916	24,374	24,121
Total assets	3,806,725	4,150,623	4,027,728

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	148,958	324,736	293,471
Current portion of obligations under capital lease	308,206	258,093	243,293
Other current liabilities	129,600	251,274	174,166
Long term liabilities
Long term debt	727,252	537,596	614,676
Obligations under capital lease	1,722,614	2,063,874	1,969,919
Other long term liabilities	22,349	22,572	23,349
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	739,093	686,729	702,217
Noncontrolling interest	8,653	5,749	6,637
Total equity	747,746	692,478	708,854
Total liabilities and equity	3,806,725	4,150,623	4,027,728

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Jul-Sept	2009 Jul-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec (audited)
		OPERATING ACTIVITIES
108,290	(4,852)	Net income (loss)	100,794	648,513	700,954
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
56,547	60,496	Depreciation and amortization	178,793	165,228	224,069
323	54	Unrealized foreign currency exchange loss (gain)	621	334	(2,172)
221	(3,061)	Gain on sale of assets (including securities)	(3,061)	(160,031)	(160,031)
43	102	Equity losses of associated companies	367	266	901
29,152	-	Adjustment of financial derivatives to market value	-	13,614	41,379
(2,581)	(6,282)	Other, net	(18,447)	(9,240)	(17,325)
80,716	4,969	Change in operating assets and liabilities	(3,812)	37,013	19,480
272,711	51,426	Net cash provided by operating activities	255,255	695,697	807,255

		INVESTING ACTIVITIES
14,615	20,556	Maturity (placement) of restricted cash	96,676	16,134	(2,579)
(269,657)	(12,171)	Additions to newbuildings, vessels and equipment	(146,718)	(603,195)	(637,895)
-	-	Dividends received from associated companies	-	-	265
-	-	Proceeds from issuance of shares in subsidiary	-	10,941	10,941
-	-	Purchase of other assets	-	(38,520)	(109,360)
-	-	Proceeds from sale of vessels and equipment	-	128,264	128,264
3,286	-	Proceeds from sale of other assets	-	3,286	3,286
(251,756)	8,385	Net cash (used in) provided by investing activities	(50,042)	(483,090)	(607,078)

		FINANCING ACTIVITIES
215,915	71,229	Proceeds from long-term debt, net of fees paid	201,898	438,435	515,250
(53,545)	(81,964)	Repayment of long-term debt	(236,361)	(56,370)	(87,370)
(42,757)	(44,441)	Repayment of capital leases	(197,399)	(127,807)	(171,900)
207,237	-	Net proceeds from share issuances	-	208,123	208,123
(233,577)	(19,465)	Dividends paid	(58,396)	(602,969)	(641,893)
93,273	(74,641)	Net cash (used in) provided by financing activities	(290,258)	(140,588)	(177,790)

114,228	(14,830)	Net (decrease) increase in cash and cash equivalents	(85,045)	72,019	22,387
126,223	120,604	Cash and cash equivalents at start of period	190,819	168,432	168,432
240,451	105,774	Cash and cash equivalents at end of period	105,774	240,451	190,819

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	77,858,502	74,825,169	74,825,169
Shares issued	-	33,333	3,033,333
Balance at end of period	77,858,502	74,858,502	77,858,502

SHARE CAPITAL
Balance at beginning of period	194,646	187,063	187,063
Shares issued	-	7,583	7,583
Balance at end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	219,036	14,242	14,242
Shares issued	-	200,539	200,539
Stock option expense	2,394	2,832	4,255
Balance at end of period	221,430	217,613	219,036

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(5,227)	(3,696)	(3,696)
Other comprehensive loss	(5,900)	(2,968)	(1,531)
Balance at end of period	(11,127)	(6,664)	(5,227)

RETAINED EARNINGS
Balance at beginning of period	45,402	-	-
Net income	98,778	647,218	698,770
Cash dividends	(58,396)	(602,969)	(641,893)
Stock dividends	-	(11,475)	(11,475)
Balance at end of period	85,784	32,774	45,402

FRONTLINE LTD. STOCKHOLDERS' EQUITY	739,093	686,729	702,217

NONCONTROLLING INTEREST
Balance at beginning of period	6,637	-	-
Net income	2,016	1,296	2,184
Spin off of ITCL	-	4,453	4,453
Balance at end of period	8,653	5,749	6,637

TOTAL EQUITY	747,746	692,478	708,854

See accompanying notes that are an integral part of these condensed interim consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed interim consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of Accounting Standards Codification ("ASC") 805-10, ASC 810-10, ASC 815-10 and ASC 855-10.

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with ASC 810-10. The Company has evaluated subsequent events through November 26, 2009, the date of issuance of our financial position and results of operation.

3.	NEWBUILDINGS

The Company capitalized newbuilding installments and costs of $145.6 million and interest of $17.0 million in the nine months ended September 30, 2009.

During the nine months ended September 30, 2009, the Company reached mutual agreements with two shipyards to cancel four Suezmax and two VLCC newbuilding contracts, representing a total contractual cost of $556 million. The instalments already paid on the cancelled newbuildings were applied to and set off against future payments on the remaining newbuildings.

During the nine months ended September 30, 2009, the Front Queen and Front Kathrine were completed and transferred from Newbuildings to Vessels and Equipment.

4.	DEBT

On May 27, 2009, the Company entered into a new pre- and post-delivery term loan agreement for $146.4 million due the earlier of the 10th anniversary of the last delivery date and 2021. The facility is being used to part finance the construction of two new buildings and is secured on the newbuildings. This facility bears interest at LIBOR plus a margin and contain a minimum value covenant and covenants that require us to maintain a level of free cash, a certain level of market adjusted net worth and a positive working capital.

The Company's 82.47% owned subsidiary Independent Tankers Corporation Limited ("ITCL") had two bank loans of $21.6 million and $19.0 million falling due in June and July 2009, respectively. On June 30, 2009, ITCL repaid these loans and obtained a new short term loan facility of $33.0 million, guaranteed by the Company.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $53.6 million at September, 30, 2009 (2008: $60.1 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.  RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

In March 2009, Ship Finance and Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company revised their charter ancillary agreement and FSL III agreed to lend $26.5 million to Ship Finance at an annual interest rate of LIBOR plus a margin. The loan is repayable on the earlier of 364 days after the draw down date and upon termination of the charter between Ship Finance and FSL III.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

7.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2009, the Company was committed to make newbuilding installments of $669.6 million as follows;

(in millions of $)
Year ending December 31,	Total
2009	127.1
2010	272.5
2011	216.0
2012	54.0
669.6

This reflects the reduction of $556.0 million following renegotiation in the first half of 2009 of contracts with two shipyards.

There have been no significant changes in contingencies since December 31, 2008.

8.	DIVIDENDS

In February 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 27, 2009.

In May 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on June 23, 2009.

In August 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on September 24, 2009.

9.	SUBSEQUENT EVENTS

The Company has recently reached agreements whereby the financial exposure on its newbuilding program has been reduced by $36 million and may be reduced by a further $198 million.

In November 2009, the Company's Board of Directors declared a cash dividend of $0.15 per share, which will be paid on or about December 22, 2009.